UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Dorian LPG Ltd.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2106R110
(CUSIP Number)

John C. Hadjipateras c/o Dorian LPG (USA) LLC 27 Signal Road Stamford, CT 06902 Tel: (203) 674-9900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1
(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

_____________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.	Y2106R110

1.	Names of Reporting Persons

John C. Hadjipateras

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

1,777,740

	8.	Shared Voting Power

3,137,534(1)(2)

	9.	Sole Dispositive Power

1,777,740

	10.	Shared Dispositive Power

151,664(2)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person

4,915,274(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11)

11.53%

14.	Type of Reporting Person (See Instructions)

IN

_____________
(1)
Includes 2,985,870 Common Shares of Dorian LPG Ltd. that John C. Hadjipateras may be deemed to beneficially own by virtue of a revocable proxy granted to John C. Hadjipateras by each of Mark C. Hadjipateras, Aikaterini C. Hadjipateras, Konstantinos Markakis, Scott M. Sambur, as Trustee of the Kyveli Trust,  George J. Dambassis, Egean Financiera Corporation, Markos Lyras and Angela Lyras, pursuant to which John C. Hadjipateras may be deemed to share the power to vote such Common Shares. See Item 3 and Item 6.

(2)
Includes 126,000 Common Shares owned by John C. Hadjipateras' spouse and 25,664 Common Shares owned by the LMG Trust (John C. Hadjipateras and his spouse are trustees of the LMG Trust and the beneficiary of the LMG Trust is one of their children), and in each case John C. Hadjipateras may be deemed to share the power to vote and dispose of such Common Shares. See Item 3.

AMENDMENT NO. 10 TO THE SCHEDULE 13D
This Amendment No. 10 to Schedule 13D (this "Amendment No. 10") amends and restates in its entirety the Schedule 13D filed on January 4, 2016 (the "Original Schedule 13D"). This Amendment No. 10 is being filed to report a decrease to the Reporting Person's beneficial ownership.
ITEM 1. Security and Issuer.
This Schedule 13D relates to the Common Shares, par value $0.01 per share (the "Common Shares") of Dorian LPG Ltd., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 27 Signal Road, Stamford, Connecticut 06902.
ITEM 2. Identity and Background.
(a) – (c), (f) This Schedule 13D is being filed by John C. Hadjipateras, a United States citizen (the "Reporting Person"). The Reporting Person's business address is c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, CT 06902. The Reporting Person is the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer.
(d) – (e) The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration.
On December 22, 2015, as part of a pro rata distribution by Astromar LLC to its members, the Reporting Person received 1,540,155 Common Shares over which he has sole dispositive and voting power. No consideration was paid as part of the distribution. The other 631,403 Common Shares to which the Reporting Person has sole dispositive and voting power were acquired with cash on hand and through awards of restricted stock from the Issuer.
In addition, on December 22, 2015, Mark C. Hadjipateras, Angeliki C. Hadjipateras, Aikaterini C. Hadjipateras, Konstantinos Markakis, Scott M. Sambur, as Trustee of the Kyveli Trust, and George J. Dambassis  and on August 16, 2022, Egean Financiera Corporation, Maria Xilas and Panagiotis Xilas (each a "Proxy Shareholder" and collectively, the "Proxy Shareholders"), who together are record holders of an aggregate 2,655,849 Common Shares (the "Proxy Shares"), each entered into a separate revocable proxy (each a "Shareholder Proxy" and collectively, the "Shareholder Proxies") appointing the Reporting Person, with respect to the Proxy Shares, as such Proxy Shareholder's proxy, attorney, and agent with full power and authority, at any meeting of shareholders of the Issuer, whether attending in person or by proxy, and on every action or written consent of shareholders of the Issuer, to vote and act for and in such Proxy Shareholder's name, place and stead. No consideration was paid by the Reporting Person in connection with each Shareholder Proxy. The Shareholder Proxies for Maria Xilas and Panagiotis Xilas have since been terminated. The Shareholder Proxies are incorporated by reference in this filing in Exhibit A and Exhibit B; references to or descriptions of the Shareholder Proxies are qualified in their entirety by reference to the full text of the Shareholder Proxies.
On June 14, 2024, Markos Lyras and Angela Lyras (each a "New Proxy Shareholder" and collectively, the "New Proxy Shareholders"), whom together are record holders of an aggregate of 330,021 Common Shares (the "New Proxy Shares"), each entered into a separate revocable proxy (each a "New Shareholder Proxy" and collectively, the "New Shareholder Proxies") appointing the Reporting Person, with respect to the New Proxy Shares, as such New Proxy Shareholder's proxy, attorney, and agent with full power and authority, at any meeting of shareholders of the Issuer, whether attending in person or by proxy, and on every action or written consent of shareholders of the Issuer, to vote and act for and in such New Proxy Shareholder's name, place and stead. No consideration was paid by the Reporting Person in connection with each New Shareholder Proxy.
The New Shareholder Proxies are incorporated by reference in this filing in Exhibit C and any references to or descriptions of the New Shareholder Proxies are qualified in their entirety by reference to the full text of the New Shareholder Proxies.

ITEM 4. Purpose of Transaction.
(a) - (j). The Common Shares that the Reporting Person may be deemed to beneficially own are held for investment or other purposes, but as the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer, the Reporting Person controls the management and policies of the Issuer. In the future, the Reporting Person may be involved in and may plan for his involvement in any or all of the following:
1.	The acquisition of additional Common Shares of the Issuer or the disposition of Common Shares of the Issuer;
2.	Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
4.	Any material change in the present capitalization or dividend policy of the Issuer;
5.	Any other material change in the Issuer's business or corporate structure;
6.	Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
7.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and
9.	Any action similar to those enumerated above.

Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.
ITEM 5. Interest in Securities of the Issuer.
(a) – (b) Based on the 424(b)(5) Prospectus filed by the Issuer on June 6, 2024, the Issuer has 42,619,448 Common Shares outstanding. Based upon the foregoing, the Reporting Person may be deemed to beneficially own 4,915,274 Common Shares representing 11.53% of the total outstanding Common Shares, further as set forth below:
Name	Voting		Dispositive
	Sole	Shared	Sole	Shared
John C. Hadjipateras	1,777,740	3,137,534(1)(2)	1,777,740	151,664 (2)

_______________________
(1)
Includes (i) the Proxy Shares that the Reporting Person may be deemed to beneficially own by virtue of a revocable proxy granted to the Reporting Person by each Proxy Shareholder, pursuant to which the Reporting Person may be deemed to share the power to vote the Proxy Shares; and (ii) the New Proxy Shares that the Reporting Person may be deemed to beneficially own by virtue of a revocable proxy granted to the Reporting person by each New Proxy Shareholder, pursuant to which the Reporting Person may be deemed to share the power to vote the New Proxy Shares. See Item 3, Item 6, Exhibit A, Exhibit B and Exhibit C.

(2)	Includes certain Common Shares held by the Reporting Person's spouse and the LMG Trust that the Reporting Person may be deemed to share the power to vote and dispose of such Common Shares. See Item 3.

(c) Except as set forth in this Amendment No. 10 (including in Item 6), no other transactions in the Common Shares were effected by the person enumerated in Item 2 during the last 60 days.
(d) The Proxy Shareholders have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Proxy Shares. The New Proxy Shareholders have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the New Proxy Shares.
(e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On December 22, 2015, each Proxy Shareholder entered into a Shareholder Proxy appointing the Reporting Person, with respect to the Proxy Shares, as such Proxy Shareholder's proxy, attorney, and agent with full power and authority, at any meeting of shareholders of the Issuer, whether attending in person or by proxy, and on every action or written consent of shareholders of the Issuer, to vote and act for and in such Proxy Shareholder's name, place and stead. No consideration was paid by the Reporting Person in connection with the Shareholder Proxies. For more information, see Item 3 and Exhibit A.
On June 17, 2020, the Reporting Person entered into a securities lending agreement, pursuant to which the Reporting Person loaned a related party up to approximately $400,000 of Common Shares, which shall be delivered from time to time as agreed between the Reporting Person and the related party. The Reporting Person has the right to demand return of such shares upon five (5) days' notice.
On February 23, 2021, the Reporting Person entered into a master confirmation in respect of a prepaid variable forward sale contract with an unaffiliated party (the "February 2021 Prepaid Forward Contract") with an unaffiliated bank (the "Bank") relating to 400,000 Common Shares and obligating the Reporting Person to deliver to the Bank up to 400,000 Common Shares of the Issuer (or, at the Reporting Person's election, under certain circumstances, an equivalent amount of cash) to settle the February 2021 Prepaid Forward Contract.
In exchange for entering into the February 2021 Prepaid Forward Contract and assuming the obligations thereunder, the Reporting Person received a cash payment of $4,212,520.00. The Reporting Person pledged 400,000 Common Shares (the "February 2021 Prepaid Forward Contract Pledged Shares") to secure his obligations under the February 2021 Prepaid Forward Contract, and retained voting and dividend rights in the February 2021 Prepaid Forward Contract Pledged Shares during the term of the pledge (and thereafter if the Reporting Person settles the February 2021 Prepaid Forward Contract in cash).
Under the February 2021 Prepaid Forward Contract, on each of the five settlement dates in February and March of 2022 the Reporting Person was obligated to deliver to the Bank a number of Common Shares determined as follows (or, under certain circumstances, at the Reporting Person's election, he could pay an equivalent amount in cash): (a) if the closing price of the Issuer's Common Stock on the related valuation date (the "February 2021 Prepaid Forward Contract Settlement Price") was less than or equal to $11.0500 (the "February 2021 Prepaid Forward Contract Floor Price"), the Reporting Person would deliver to the Bank 80,000 shares (i.e., the ratable portion of the February 2021 Prepaid Forward Contract Pledged Shares to be delivered with respect to each settlement date); (b) if the February 2021 Prepaid Forward Contract Settlement Price was between the February 2021 Prepaid Forward Contract Floor Price and $15.6000 (the "February 2021 Prepaid Forward Contract Cap Price"), the Reporting Person would deliver to the Bank a number of Common Shares equal to 80,000 shares multiplied by a fraction, the numerator of which was the February 2021 Prepaid Forward Contract Floor Price and the denominator of which was the February 2021 Prepaid Forward Contract Settlement Price; and (c) if the February 2021 Prepaid Forward Contract Settlement Price was greater than the February 2021 Prepaid Forward Contract Cap Price, the Reporting Person would deliver to the Bank the number of Common Shares equal to the product of (i) 80,000 shares and (ii) a fraction (a) the numerator of which was the sum of (x) the February 2021 Prepaid Forward Contract Floor Price and (y) the February 2021 Prepaid Forward Contract Settlement Price minus the February 2021 Prepaid Forward Contract Cap Price, and (b) the denominator of which was the February 2021 Prepaid Forward Contract Settlement Price.

The Reporting Person elected cash settlement in connection with the 80,000 Common Shares subject to the February 11, 2022 valuation date under the Agreement and delivered 69,008 Common Shares in connection with the physical settlement (which was the default settlement method) in respect of the 80,000 Common Shares subject to the February 16, 2021 settlement date pursuant to the terms of the Agreement. The 69,008 Common Shares were settled on February 18, 2022. The Reporting Person delivered 69,716 Common Shares in connection with the physical settlement (which was the default settlement method) in respect of the 80,000 Common Shares subject to the February 22, 2022 evaluation date pursuant to the terms of the Agreement. The 69,716 Common Shares were settled on February 24, 2022. The Reporting Person delivered 65,433 Common Shares in connection with the physical settlement (which was the default settlement method) in respect of the 80,000 Common Shares subject to the February 25, 2022 evaluation date pursuant to the terms of the Agreement. The 65,433 Common Shares were settled on March 1, 2022. The Reporting Person delivered 61,904 Common Shares in connection with the physical settlement (which was the default settlement method) in respect of the 80,000 Common Shares subject to the March 2, 2022 evaluation date pursuant to the terms of the Agreement. The 61,904 Common Shares were settled on March 4, 2022.
On April 7, 2021, the Reporting Person entered into a master confirmation in respect of a prepaid variable forward sale contract with the Bank (the "April 2021 Prepaid Forward Contract") relating to 400,000 Common Shares and obligating the Reporting Person to deliver to the Bank up to 400,000 Common Shares of the Issuer (or, at the Reporting Person's election, under certain circumstances, an equivalent amount of cash) to settle the April 2021 Prepaid Forward Contract.
In exchange for entering into the April 2021 Prepaid Forward Contract and assuming the obligations thereunder, the Reporting Person received a cash payment of $4,059,120.00. The Reporting Person pledged 400,000 Common Shares (the "April 2021 Prepaid Forward Contract Pledged Shares") to secure his obligations under the April 2021 Prepaid Forward Contract, and retained voting and dividend rights in the April 2021 Prepaid Forward Contract Pledged Shares during the term of the pledge (and thereafter if the Reporting Person settles the April 2021 Prepaid Forward Contract in cash).
Under the April 2021 Prepaid Forward Contract, on each of the five settlement dates in March and April of 2022 the Reporting Person was obligated to deliver to the Bank a number of Common Shares determined as follows (or, under certain circumstances, at the Reporting Person's election, he could pay an equivalent amount in cash): (a) if the closing price of the Issuer's Common Stock on the related valuation date (the "April 2021 Prepaid Forward Contract Settlement Price") was less than or equal to $10.6845 (the "April 2021 Prepaid Forward Contract Floor Price"), the Reporting Person would deliver to the Bank 80,000 shares (i.e., the ratable portion of the April 2021 Prepaid Forward Contract Pledged Shares to be delivered with respect to each settlement date); (b) if the April 2021 Prepaid Forward Contract Settlement Price was between the April 2021 Prepaid Forward Contract Floor Price and $15.0840 (the "April 2021 Prepaid Forward Contract Cap Price"), the Reporting Person would deliver to the Bank a number of Common Shares equal to 80,000 shares multiplied by a fraction, the numerator of which was the April 2021 Prepaid Forward Contract Floor Price and the denominator of which was the April 2021 Prepaid Forward Contract Settlement Price; and (c) if the April 2021 Prepaid Forward Contract Settlement Price was greater than the April 2021 Prepaid Forward Contract Cap Price, the Reporting Person would deliver to the Bank the number of Common Shares equal to the product of (i) 80,000 shares and (ii) a fraction (a) the numerator of which was the sum of (x) the April 2021 Prepaid Forward Contract Floor Price and (y) the April 2021 Prepaid Forward Contract Settlement Price minus the April 2021 Prepaid Forward Contract Cap Price, and (b) the denominator of which was the April 2021 Prepaid Forward Contract Settlement Price.
On March 14, 2022, the Reporting Person effectively amended the April 2021 Prepaid Forward Contract (the “March 2022 Amended Prepaid Forward Contract”)  relating to 400,000 Common Shares and obligating the Reporting Person to deliver to the Bank up to 400,000 Common Shares of the Issuer (or, at the Reporting Person's election, under certain circumstances, an equivalent amount of cash) to settle the March 2022 Amended Prepaid Forward Contract. The April 2021 Prepaid Forward Contract was effectively amened to move the settlement date to February and March of 2023.

In exchange for entering into the March 2022 Amended Prepaid Forward Contract and assuming the obligations thereunder, the Reporting Person received a net cash payment of $22,280.00. The Reporting Person continued to pledge 400,000 Common Shares (the "March 2022 Amended Prepaid Forward Contract Pledged Shares") to secure his obligations under the March 2022 Amended Prepaid Forward Contract, and retained voting and dividend rights in the March 2022 Amended Prepaid Forward Contract Pledged Shares during the term of the pledge (and thereafter if the Reporting Person settles the March 2022 Amended Prepaid Forward Contract in cash).
Under the March 2022 Amended Prepaid Forward Contract, on each of the five settlement dates in February and March of 2023 the Reporting Person will be obligated to deliver to the Bank a number of Common Shares determined as follows (or, under certain circumstances, at the Reporting Person's election, he may pay an equivalent amount in cash): (a) if the closing price of the Issuer's Common Stock on the related valuation date (the "March 2022 Amended Prepaid Forward Contract Settlement Price") is less than or equal to $11.8575 (the "March 2022 Amended Prepaid Forward Contract Floor Price"), the Reporting Person will deliver to the Bank 80,000 shares (i.e., the ratable portion of the March 2022 Amended Prepaid Forward Contract Pledged Shares to be delivered with respect to each settlement date); (b) if the March 2022 Amended Prepaid Forward Contract Settlement Price is between the March 2022 Amended Prepaid Forward Contract Floor Price and $16.7400 (the "March 2022 Amended Prepaid Forward Contract Cap Price"), the Reporting Person will deliver to the Bank a number of Common Shares equal to 80,000 shares multiplied by a fraction, the numerator of which is the March 2022 Amended Prepaid Forward Contract Floor Price and the denominator of which is the March 2022 Amended Prepaid Forward Contract Settlement Price; and (c) if the March 2022 Amended Prepaid Forward Contract Settlement Price is greater than the March 2022 Amended Prepaid Forward Contract Cap Price, the Reporting Person will deliver to the Bank the number of Common Shares equal to the product of (i) 80,000 shares and (ii) a fraction (a) the numerator of which is the sum of (x) the March 2022 Amended Prepaid Forward Contract Floor Price and (y) the March 2022 Amended Prepaid Forward Contract Settlement Price minus the March 2022 Amended Prepaid Forward Contract Cap Price, and (b) the denominator of which is the March 2022 Amended Prepaid Forward Contract Settlement Price.
On June 23, 2021, the Reporting Person entered into a master confirmation in respect of a prepaid variable forward sale contract with the Bank (the "June 2021 Prepaid Forward Contract") relating to 400,000 Common Shares and obligating the Reporting Person to deliver to the Bank up to 400,000 Common Shares of the Issuer (or, at the Reporting Person's election, under certain circumstances, an equivalent amount of cash) to settle the June 2021 Prepaid Forward Contract.
In exchange for entering into the June 2021 Prepaid Forward Contract and assuming the obligations thereunder, the Reporting Person received a cash payment of $4,560,960.00. The Reporting Person pledged 400,000 Common Shares (the "June 2021 Prepaid Forward Contract Pledged Shares") to secure his obligations under the June 2021 Prepaid Forward Contract, and retained voting and dividend rights in the June 2021 Prepaid Forward Contract Pledged Shares during the term of the pledge (and thereafter if the Reporting Person settles the June 2021 Prepaid Forward Contract in cash).
Under the June 2021 Prepaid Forward Contract, on each of the five settlement dates in June of 2022 the Reporting Person will be obligated to deliver to the Bank a number of Common Shares determined as follows (or, under certain circumstances, at the Reporting Person's election, he may pay an equivalent amount in cash): (a) if the closing price of the Issuer's Common Stock on the related valuation date (the "June 2021 Prepaid Forward Contract Settlement Price") is less than or equal to $12.0190 (the "June 2021 Prepaid Forward Contract Floor Price"), the Reporting Person will deliver to the Bank 80,000 shares (i.e., the ratable portion of the June 2021 Prepaid Forward Contract Pledged Shares to be delivered with respect to each settlement date); (b) if the June 2021 Prepaid Forward Contract Settlement Price is between the June 2021 Prepaid Forward Contract Floor Price and $16.9680 (the "June 2021 Prepaid Forward Contract Cap Price"), the Reporting Person will deliver to the Bank a number of Common Shares equal to 80,000 shares multiplied by a fraction, the numerator of which is the June 2021 Prepaid Forward Contract Floor Price and the denominator of which is the June 2021 Prepaid Forward Contract Settlement Price; and (c) if the June 2021 Prepaid Forward Contract Settlement Price is greater than the June 2021 Prepaid Forward Contract Cap Price, the Reporting Person will deliver to the Bank the number of Common Shares equal to the product of (i) 80,000 shares and (ii) a fraction (a) the numerator of which is the sum of (x) the June 2021 Prepaid Forward Contract Floor Price and (y) the June 2021 Prepaid Forward Contract Settlement Price minus the June 2021 Prepaid Forward Contract Cap Price, and (b) the denominator of which is the June 2021 Prepaid Forward Contract Settlement Price.

As previously disclosed by the Issuer, in June of 2022, the Compensation Committee of the Board of Directors of the Issuer approved a discretionary restricted share award under the Issuer's Amended and Restated 2014 Equity Incentive Plan to the Reporting Person in the amount of 72,500 restricted shares. The restricted shares shall vest ratably and in three equal installments commencing with, and on the subsequent anniversaries of, August 5, 2022 (the "Grant Date"). Notwithstanding the foregoing, the restricted shares (the "Vesting Shares") to be issued to the Reporting Person  that are eligible to vest on August 5, 2024 (the "Scheduled Vesting Date") shall vest when and only if the volume weighted average price of the Issuer’s Common Shares over any consecutive 15-day period prior to the final business day of the tenth fiscal quarter following the Grant Date of the Vesting Shares, as reported on Bloomberg (or on such other internationally recognized financial information provider), equals or exceeds, 95% of the book value of an Issuer share, which shall be determined (in good faith by the management of the Issuer) in respect of the Scheduled Vesting Date, as of the first business day of the fiscal quarter immediately preceding the Scheduled Vesting Date.
In connection with the vesting of a portion of the August 2022 Restricted Stock Award (24,167 Common Shares) on August 5, 2022, 10,856 Common Shares were withheld by the Issuer to satisfy the Reporting Person's tax withholding obligations.
Also on August 5, 2022, 2,197 Common Shares were reacquired by the Issuer to satisfy tax withholding obligations in connection with the vesting of 24,167 Common Shares of restricted stock granted to the Reporting Person on August 5, 2021, which grant was previously disclosed by the Issuer.
On August 16, 2022, the other Proxy Shareholders entered into Shareholder Proxies appointing the Reporting Person, with respect to the Proxy Shares, as such Proxy Shareholders’ proxy, attorney, and agent with full power and authority, at any meeting of shareholders of the Issuer, whether attending in person or by proxy, and on every action or written consent of shareholders of the Issuer, to vote and act for and in such Proxy Shareholders’ name, place and stead.  No consideration was paid by the Reporting Person in connection with the Shareholder Proxies. For more information, see Item 3 and Exhibit B.
As previously disclosed by the Issuer, in May of 2023, the Compensation Committee of the Board of Directors of the Issuer approved a discretionary restricted share award under the Issuer's Amended and Restated 2014 Equity Incentive Plan to the Reporting Person in the amount of 72,500 restricted shares. The restricted shares shall vest ratably and in three equal installments commencing with, and on the subsequent anniversaries of, August 5, 2023 (the "2023 Grant Date"). Notwithstanding the foregoing, the restricted shares (the "2025 Vesting Shares") to be issued to the Reporting Person  that are eligible to vest on August 5, 2025  shall vest when and only if the volume weighted average price of the Issuer’s Common Shares over any consecutive 15-day period prior to the final business day of the sixth fiscal quarter following the 2023 Grant Date of the 2025 Vesting Shares, as reported on Bloomberg (or on such other internationally recognized financial information provider), equals or exceeds, 95% of the book value of the Issuer’s Common Shares, which shall be determined (in good faith by the management of the Issuer) on June 30, 2024.
As previously disclosed by the Issuer, in September of 2023 the Compensation Committee of the Board of Directors of the Issuer approved a discretionary restricted share award under the Issuer's Amended and Restated 2014 Equity Incentive Plan to the Reporting Person in the amount of 12,000 restricted shares. The restricted shares shall vest ratably and in three equal installments on September 15, 2023, August 5, 2024 and August 5, 2025. Notwithstanding the foregoing, the restricted shares issued to the Reporting Person that are eligible to vest on August 5, 2025 shall vest when and only if the volume weighted average price of the Issuer’s Common Shares over any consecutive 15-day period prior to the final business day of the sixth fiscal quarter following September 15, 2023, as reported on Bloomberg (or on such other internationally recognized financial information provider), equals or exceeds, 95% of the book value of the Issuer’s Common Shares, which shall be determined (in good faith by the management of the Issuer) on June 30, 2024.
The Reporting Person has effected certain acquisitions and dispositions of Common Shares since Amendment No. 9 to the Original 13D.
On June 14, 2024, the New Proxy Shareholders entered into New Shareholder Proxies appointing the Reporting Person, with respect to the New Proxy Shares, as such New Proxy Shareholders’ proxy, attorney, and agent with full power and authority, at any meeting of shareholders of the Issuer, whether attending in person or by proxy, and on every action or written consent of shareholders of the Issuer, to vote and act for and in such New Proxy Shareholders’ name, place and stead.  No consideration was paid by the Reporting Person in connection with the New Shareholder Proxies. For more information, see Item 3 and Exhibit C.
ITEM 7. Material to be Filed as Exhibits.

Exhibit A	Shareholder Proxies, each dated December 22, 2015 (incorporated by reference to Exhibit A of the Original Schedule 13D)

Exhibit B	Shareholder Proxy with respect to Egean Financiera Corporation, dated August 16, 2022 (incorporated by reference to Exhibit C of Amendment No. 9 to the Original Schedule 13D)

Exhibit C	New Shareholder Proxies, each dated June 14, 2024

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2024

BY:	/s/ John C. Hadjipateras
John C. Hadjipateras*

_____________

* The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Exhibit C
SHAREHOLDER’S PROXY

KNOW ALL MEN BY THESE PRESENTS, that MARKOS LYRAS (the “Record Holder”), being the owner of record of 185,000  shares of common stock of Dorian LPG Ltd., a corporation incorporated in the Republic of the Marshall Islands (the “Corporation”), hereby constitutes and appoints John C. Hadjipateras (the “Proxy Holder”), with full power of substitution, as the undersigned’s Proxy, Attorney and Agent with full power and authority, at any meeting of the shareholders of the Corporation, whether attending in person or by proxy, and on every action or written consent of the shareholders of the Corporation, to vote and act for and in the undersigned’s name, place and stead, and agrees at all times hereafter to ratify and confirm whatsoever the Proxy Holder or any substitute or substitutes shall lawfully do or cause to be done by virtue of this Proxy, and the signing of any document or instrument pursuant to this Proxy by any person or persons hereunder authorized shall constitute sufficient evidence to any third party that such documents are in terms approved by the undersigned. Unless otherwise revoked, this Proxy shall continue with respect to any shares beneficially owned by the Record Holder for so long as the Record Holder retains beneficial ownership of such shares. This Proxy shall be effective as from August 11, 2023.

IN WITNESS WHEREOF, the undersigned has executed this Proxy this 14th day of June, 2024.

By:     /s/ Markos Lyras
Name:     Markos Lyras

SHAREHOLDER'S PROXY

KNOW ALL MEN BY THESE PRESENTS, that ANGELA LYRAS (the “Record Holder”), being the owner of record of 145,021 shares of common stock of Dorian LPG Ltd., a corporation incorporated in the Republic of the Marshall Islands (the “Corporation”), hereby constitutes and appoints John C. Hadjipateras (the “Proxy Holder”), with full power of substitution, as the undersigned’s Proxy, Attorney and Agent with full power and authority, at any meeting of the shareholders of the Corporation, whether attending in person or by proxy, and on every action or written consent of the shareholders of the Corporation, to vote and act for and in the undersigned’s name, place and stead, and agrees at all times hereafter to ratify and confirm whatsoever the Proxy Holder or any substitute or substitutes shall lawfully do or cause to be done by virtue of this Proxy, and the signing of any document or instrument pursuant to this Proxy by any person or persons hereunder authorized shall constitute sufficient evidence to any third party that such documents are in terms approved by the undersigned. Unless otherwise revoked, this Proxy shall continue with respect to any shares beneficially owned by the Record Holder for so long as the Record Holder retains beneficial ownership of such shares. This Proxy shall be effective as from August 11, 2023.

IN WITNESS WHEREOF, the undersigned has executed this Proxy this 14th day of June, 2024.

By:     /s/ Angela Lyras
Name:     Angela Lyras